
January 23, 2012

<u>Via E-mail</u>
Mr. Robert J. Zatta
Chief Financial Officer
Rockwood Holdings, Inc.
100 Overlook Center
Princeton, New Jersey 08540

    RE: **Rockwood Holdings, Inc.**
           Form 10-K for the Year Ended December 31, 2010
           Filed February 28, 2011
           File No. 1-32609

           Rockwood Specialties Group, Inc.
           Form 10-K for the Year Ended December 31, 2010
           Filed March 10, 2011
           File No. 333-109686

Dear Mr. Zatta:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Rufus Decker

                        Rufus Decker
                        Accounting Branch Chief